Exhibit 12.1

EXPEDIA, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008(1)	2007	2006	2005
	(in thousands, except ratios)

Earnings:
Income (loss) before income taxes	$267,653	$143,207	$458,023	$(2,514,704)	$496,984	$384,898	$413,871
Fixed charges	48,928	49,673	99,097	86,805	63,715	27,173	10,773

Total earnings available for fixed charges	$316,581	$192,880	$557,120	$(2,427,899)	$560,699	$412,071	$424,644

Fixed charges:
Interest expense	$41,412	$42,450	$84,233	$71,984	$52,896	$17,266	$2,106
Estimate of interest within rental expense(2)	7,516	7,223	14,864	14,821	10,819	9,907	8,667

Total fixed charges	$48,928	$49,673	$99,097	$86,805	$63,715	$27,173	$10,773

Consolidated ratio of earnings to fixed charges	6.47x	3.88x	5.62x	N/A	8.80x	15.16x	39.42x

(1) The year ended December 31, 2008 includes an approximately $3 billion impairment charge related to goodwill, intangible and other long-lived assets resulting in earnings that were inadequate to cover fixed charges by approximately $2.515 billion. Excluding this charge the ratio of earnings to fixed charges would have been 6.54x.

(2) Assumes the interest component of rental expense is approximately one-third of total rental expense based on an analysis of net present values.